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                     June 18, 2020

       Gregory C. Case
       Chief Executive Officer
       Aon plc
       Metropolitan Building
       James Joyce Street
       Dublin 1, Ireland D01 K0Y8

                                                        Re: Aon plc
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed on June 12,
2020
                                                            File No. 001-07933

       Dear Mr. Case:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance